Management's Discussion and Analysis
BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport", the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2023 provides an update to our annual MD&A dated March 13, 2023 for the fiscal year ended December 31, 2022. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2022 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of May 8, 2023.
Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2022, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, the orders or demand for our products (including from our HPDI 2.0TM fuel systems) supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's engine equipped with Westport's HPDI 2.0 fuel systems, the variation of gross margins from our HPDI 2.0 fuel systems product and causes thereof, and the timing for relief of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.
These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.
The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
GENERAL DEVELOPMENTS

•In February 2023, Westport announced a plan to invest up to $10.0 million in a global manufacturing facility in Changzhou Hydrogen Valley, China.
•In March 2023, Westport signed a third global heavy-duty OEM collaboration agreement to demonstrate Hydrogen HPDI fuel system on an internal combustion engine platform. This collaboration will be funded by the OEM with work commencing immediately and expected to continue throughout 2023.
•In April 2023, we entered into a settlement agreement with Cartesian Capital Group to terminate the Tranche 1 Financing agreement in exchange for mutual releases and cash consideration, which included the release of the security interest in our HPDI 2.0 fuel system intellectual property. We paid Cartesian Capital Group $8.7 million, which resulted in the derecognition of the long-term royalty payable.
•In April 2023, Westport’s Board of Directors approved a share consolidation of the Company's issued and outstanding common shares on a 10:1 basis. Under the terms of the consolidation, every 10 common shares of the Company’s outstanding shares will be consolidated into 1 common share.

BUSINESS OVERVIEW

Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a variety of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, battery or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including LPG, compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

The majority of our revenues are generated through the following IAM and OEM businesses:

Independent Aftermarket
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Heavy-duty OEM
We sell systems and components, including HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated HPDI 2.0TM fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

Our HPDI fuel system products are in the early stage of commercialization with our initial OEM launch partner, primarily in Europe. We anticipate additional growth in the sales volumes in China, the largest market for natural gas powered commercial vehicles.

Delayed OEM	We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Global Supply Chain Challenges and Inflationary Environment

We continue to experience supply chain challenges to source semiconductors and other inputs to production due to supply shortages plaguing the automotive industry. While demand for more climate-friendly vehicles with favorable fuel price economics is growing, the global shortage of semiconductors and raw materials is impacting automotive manufacturing and creating bottlenecks. We expect that the global semiconductor supply and raw materials shortages affecting the automotive industry will continue to impact our business for the foreseeable future. Besides shortages, we are experiencing inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, higher energy costs in operating our factories, and increased labor costs that are impacting margins. The prolonged supply chain disruption continues to have material impacts on production delays and end-customer demand declines. We are closely monitoring and making efforts to mitigate the impact of the global shortage of semiconductors, raw materials and parts on our businesses, however, we do not expect this shortage to impact our long-term growth.

Russia-Ukraine conflict

We conduct a portion of our light-duty OEM and IAM businesses in Russia by selling our products to numerous OEMs and other IAM customers. Our Russian business has been a growing and important market for gaseous fuel systems and components. Due to the Russian invasion of Ukraine in late February 2022, the United States, European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The sanctions have had a significant impact on our ability to conduct business with our Russian customers due to restrictions caused by ownership and the ability of some Russian customers to pay for goods because of banking restrictions. In addition, recent limitations and restrictions imposed on the export of Russian natural gas have had a significant impact on the price of natural gas (see "Fuel Prices" below). While the full impact of the commercial and economic consequences of the conflict are uncertain at this time, revenues generated in the Russian market were $3.3 million for the three months ended March 31, 2023 compared to $3.0 million for the same period in 2022, with the increase of revenue mainly due to IAM business. We cannot provide assurance that future developments in the Russian-Ukraine conflict will not continue to have an adverse impact on the ongoing operations and financial condition of our business in Russia.
Fuel Prices

Although we have seen a recent decline in LNG and CNG pricing, it remained above historical levels in the first quarter of 2023. This volatility extends to liquid fuels including crude oil, diesel, and gasoline, given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Higher gaseous fuel price negatively impacts the price differential of gaseous fuels versus diesel and gasoline, which may impact our customers' decisions to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the increased LPG price differential to gasoline in Europe since the end of 2022 continued in first quarter of 2023 and was favourable to customer demand, which supported increased sales in our IAM and our Fuel Storage businesses.

Long-term Profitability and Liquidity

We continue to observe high inflationary pressures, global supply chain disruptions, higher interest rates and volatile fuel prices which negatively affect customer demand going forward and have an adverse impact on our production and cost structure.

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to inflation, supply chain, fuel prices, and the Russian-Ukraine conflict in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023. However, changes in circumstances due to the aforementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to generate operating losses and negative cash flows from operating activities primarily due to the lack of scale in our heavy-duty OEM business. Despite customer interest in HPDI 2.0 fuel systems, sales of our HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued volatility in natural gas prices and

Management's Discussion and Analysis
decreasing end-customer demand. Cash used in operating activities was $8.6 million for the three months ended March 31, 2023. Despite the successful monetization of the Cummins Westport Inc. (“CWI”) joint venture's intellectual property and the sale of CWI in the first quarter of 2022, the loss of income from the equity interest in the former CWI business had a significant impact on our cash flows.

As at March 31, 2023, we had cash and cash equivalents of $72.0 million. Although we believe we have sufficient liquidity to continue as a going concern beyond May 2024, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through profitable, sustainable growth and on the ability to finance our long-term strategic objectives and operations. In addition to new customer announcements and entering new markets, we are focused on improving profitability through growth in our heavy-duty OEM business, driving economies of scale and improvements in our light-duty OEM and IAM businesses, including pricing measures and manufacturing strategies driving margin expansion. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated interim financial statements, and the adjustments could be material.

FIRST QUARTER 2023 RESULTS
Revenues for the three months ended March 31, 2023 increased by 7% to $82.2 million compared to $76.5 million in the same quarter last year, primarily driven by increased sales volumes of our delayed OEM, fuel storage, hydrogen and electronics products, and increased sales volumes of IAM to the North America, Eastern Europe and South America market in the quarter. These were offset by the lower sales volumes to customers in India in the light-duty OEM business, and lower sales of CNG and LNG products due to higher natural gas prices in the European market.

We reported a net loss of $10.6 million for the three months ended March 31, 2023 compared to net income of $7.7 million for the same quarter last year. This change was primarily the result of:

•loss of equity income from the sale of our interest in the CWI joint venture including a $19.1 million gain recorded in the first quarter of 2022;
•increases in research and development expenditures of $1.4 million due to increased testing and engineering resources for our HPDI fuel systems and increased expenses in the hydrogen business;
•increases in our gross margin for the three months ended March 31, 2023 of $3.4 million compared to the same quarter last year due to higher sales volume in delayed OEM, fuel storage, hydrogen and electronics products, which is partially offset by the impact of increasing material, manufacturing labor costs because of global inflation;
•income tax expense of $0.9 million compared to an income tax recovery of $0.1 million in the same quarter last year mainly due to higher taxes from higher profitability of our European operations.

Cash and cash equivalents were $72.0 million at the end of the first quarter 2023. Cash used in operating activities during the was $8.6 million due to operating losses of $9.4 million, and net cash used in working capital of $3.9 million. Investing activities included the purchase of capital assets of $3.0 million. Financing activities were attributed to net debt repayments of $3.5 million in the period.

We reported negative adjusted EBITDA of $4.5 million, (see "Non-GAAP Measures" section in this MD&A) during the first quarter as compared to negative adjusted EBITDA of $6.1 million for the same quarter last year.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2023	2022
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$82.2	$76.5
Gross margin[1]	$13.3	$9.9
Gross margin %[1]	16%	13%
Income from investments accounted for by the equity method	$0.1	$0.3
Net income (loss)	$(10.6)	$7.7
Net income (loss) per share - basic	$(0.06)	$0.05
Net income (loss) per share - diluted	$(0.06)	$0.04
Weighted average basic shares outstanding	171.7	171.2
Weighted average diluted shares outstanding	171.7	174.5
EBIT[1]	$(9.3)	$8.6
EBITDA[1]	$(6.3)	$11.7
Adjusted EBITDA[1]	$(4.5)	$(6.1)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$72.0	$86.2
Net working capital[1]	81.8	77.5
Total assets	399.1	407.5
Short-term debt	9.1	9.1
Long-term debt, including current portion	42.5	43.9
Royalty payable, including current portion[2]	5.8	5.5
Other non-current liabilities[1]	33.0	31.3
Total liabilities	203.2	203.5
Shareholders' equity[2]	195.9	204.0
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

2Refer to note 21 of the unaudited condensed consolidated interim financial statements for subsequent event information.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM and Corporate as described in the Business Overview. The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

(in millions of U.S. dollars)	Three Months Ended March 31, 2023
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$56.3	$(6.0)	$2.3	$0.1
IAM	25.9	—	0.6	—
Corporate	—	(3.4)	0.1	—
Total Consolidated	$82.2	$(9.4)	$3.0	$0.1

(in millions of U.S. dollars)	Three Months Ended March 31, 2022
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$51.8	$(6.3)	$2.1	$0.3
IAM	24.7	(0.4)	0.9	—
Corporate	—	(4.1)	0.1	—
Total Consolidated	$76.5	$(10.8)	$3.1	$0.3

Management's Discussion and Analysis
Revenue for the three months ended March 31, 2023

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2023	2022	$	%
OEM	$56.3	$51.8	$4.5	9%
IAM	25.9	24.7	1.2	5%
Total Revenue	$82.2	$76.5	$5.7	7%

OEM
Revenue for the three months ended March 31, 2023 was $56.3 million compared with $51.8 million for the three months ended March 31, 2022.

OEM revenue increased by $4.5 million in the first quarter of 2023 compared to the prior year period and was primarily driven by the increase in sales from delayed OEM, fuel storage, hydrogen and electronics businesses, which was partially offset by decreased light-duty OEM sales volumes in India. Sales volume from heavy-duty OEM decreased in the first quarter compared to the prior year period mainly due to the unfavorable fuel price differential between LNG and diesel in Europe.

IAM
Revenue for the three months ended March 31, 2023 was $25.9 million compared with $24.7 million for the three months ended March 31, 2022.

The increase in revenue for the three months ended March 31, 2023 compared to the prior year period was primarily driven by increased sales to North America, Eastern Europe and South America. This was partially offset by lower sales volumes in Middle East and Africa.

Gross Margin for the three months ended March 31, 2023

(in millions of U.S. dollars)	Three months ended March 31,	% of	Three months ended March 31,	% of	Change
	2023	Revenue	2022	Revenue	$	%
OEM	$8.1	14%	$5.0	10%	$3.1	62%
IAM	5.2	20%	4.9	20%	0.3	6%
Total gross margin	$13.3	16%	$9.9	13%	$3.4	34%

OEM
Gross margin for the three months ended March 31, 2023 increased by $3.1 million to $8.1 million, or 14% of revenue, compared to $5.0 million, or 10% of revenue, for the same prior year period.

The increase in gross margin for the three months ended March 31, 2023 was driven primarily by the increased sales volumes in delayed OEM, fuel storage, hydrogen and electronics businesses, and higher unit pricing on HPDI system sales as well as engineering services. This was partially offset by higher production input costs stemming from global supply chain challenges and inflation in logistics, utilities, labor and other costs, which we have only partially been able to pass on to our OEM customers.

IAM
Gross margin for the three months ended March 31, 2023 increased by $0.3 million to $5.2 million, or 20% of revenue, compared to $4.9 million, or 20% of revenue, for the same prior year period.

The increase in gross margin for the three months ended March 31, 2023 was primarily driven by higher sales volumes in Eastern Europe and South America. This was partially offset by the lower sales volume in Middle East and Africa and higher production input costs incurred in materials, transportation, and energy costs.

Management's Discussion and Analysis
Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2023	2022	$	%
OEM	$6.3	$4.8	$1.5	31%
IAM	1.0	1.1	(0.1)	(9)%
Total R&D expenses	$7.3	$5.9	$1.4	24%

OEM
R&D expenses for the three months ended March 31, 2023 were $6.3 million compared to $4.8 million for the same prior year period. R&D expense for the three months ended March 31, 2023 increased by $1.5 million due to increased testing and engineering resources for our HPDI fuel systems and higher expenses in our hydrogen business.

IAM
R&D expenses for the three months ended March 31, 2023 were $1.0 million compared to $1.1 million for the same prior year period.

Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2023	2022	$	%
OEM	$6.1	$5.7	$0.4	7%
IAM	3.9	3.8	0.1	3%
Corporate	3.4	3.3	0.1	3%
Total SG&A expenses	$13.4	$12.8	$0.6	5%

OEM
SG&A expenses for the three months ended March 31, 2023 were $6.1 million, compared with $5.7 million for the same prior year period. The increase of $0.4 million was primarily driven by higher compensation costs and external services.

IAM
SG&A expenses for the three months ended March 31, 2023 were $3.9 million, compared with $3.8 million for the same year prior year period.

Corporate
SG&A expenses for the three months ended March 31, 2023 were $3.4 million, compared with $3.3 million for the same prior year period.

Management's Discussion and Analysis
Other significant expense and income items for the three months ended March 31, 2023

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2023, we recognized a foreign exchange loss of $1.1 million, compared to a foreign exchange loss of $0.8 million for the three months ended March 31, 2022. The loss recognized in the current period primarily relates to unrealized foreign exchange loss that resulted from the translation of U.S. dollar cash balances partially offset by the translation of the U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three months ended March 31, 2023 and March 31, 2022 were $3.0 million and $3.1 million respectively. The amounts included in cost of revenue for the same periods were $2.0 million and $1.9 million, respectively.

Interest on long-term debt and amortization of discount

(in millions of U.S. dollars)	Three months ended March 31,
	2023	2022
Interest expense on long-term debt	$0.6	$0.8
Royalty payable accretion expense	0.2	0.3
Total interest on long-term debt and accretion on royalty payable	$0.8	$1.1

The interest expense on long-term debt for the three months ended March 31, 2023 compared to prior year period decreased as we continued to make scheduled principal payments.

Income tax expense was $0.9 million for the three months ended March 31, 2023 compared to European income tax recovery of $0.1 million for the prior year period. The increase was mainly due to higher taxes from higher profitability of our European operations.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $14.2 million during the first quarter of 2023 to $72.0 million from $86.2 million at December 31, 2022. The decrease was primarily driven by the net cash used in our operating activities, purchases of fixed assets and net debt repayments.

Cash Flow from Operating Activities
The Russia-Ukraine conflict, higher natural gas prices, especially in Europe, global supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs, this is causing pressure on gross margin in the near-term. We are responding with pricing and productivity countermeasures to manage our profitability. For further discussion, see the "Russia-Ukraine Conflict" and "Long-term Profitability, and Liquidity" sections in this MD&A. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
For the three months ended March 31, 2023, net cash used in operating activities was $8.6 million compared to $16.9 million in the three months ended March 31, 2022, a $8.3 million decrease in net cash used in operating activities. The decrease in cash used in operating activities was primarily driven by changes in working capital, specifically in inventories, accounts payable and accrued liabilities and accounts receivable. We had built up inventory to manage against supply chain risk against shortages of raw materials and components. We continue to take actions to monetize the existing inventory and optimize our inventory levels. Net cash outflows from accounts receivable resulted from higher customer account balances from an increase in our revenue for the three months ended March 31, 2023 and other receivables as compared to the prior year, which was offset by net cash inflows in accounts payable and accrued liabilities due to higher accruals compared to the prior year.
Cash Flow from Investing Activities
For the three months ended March 31, 2023, our net cash flows used in investing activities were $2.9 million compared to net cash inflows of $29.2 million for the three months ended March 31, 2022. The decrease in net cash flows from investing activities compared to the prior year quarter was primarily driven by the proceeds for the sale of the CWI joint venture in the first quarter 2022.
Cash Flow from Financing Activities

For the three months ended March 31, 2023, our net cash flows used in financing activities was $3.5 million compared to net cash flows used in financing activities of $7.9 million for the three months ended March 31, 2022. Net payments on our operating lines of credit and long-term facilities decreased to $11.7 million for the three months ended March 31, 2023 compared to $23.2 million in the prior year period mainly due to lower repayment of the revolving financing facility compared to prior year period.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$99.3	$99.3	$99.3	$—	$—	$—
Short-term debt (1)	9.1	9.1	9.1	—	—	—
Long-term debt, principal, (2)	42.5	40.3	11.2	22.7	6.0	0.4
Long-term debt, interest (2)	—	8.1	3.5	4.1	0.5	—
Long-term royalty payable (3)	5.8	7.9	1.2	3.9	2.8	—
Operating lease obligations (4)	24.9	28.4	3.5	6.0	2.6	16.3
	$181.6	$193.1	$127.8	$36.7	$11.9	$16.7

Notes

(1) For details of our short-term debt, see note 12 in the unaudited condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 13 in the unaudited condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty payable, see note 14 of the unaudited condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 11 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

During the three months ended March 31, 2023, and March 31, 2022, the weighted average number of shares used in calculating the diluted income per share was 171,690,032 and 174,516,905, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	March 31, 2023	May 8, 2023
	Number	Number

Common Shares outstanding	171,719,337	171,719,337
Share Units
Outstanding	5,430,499	5,430,499
Exercisable	—	—

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2022, filed on March 13, 2023. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the March 31, 2023 unaudited condensed consolidated interim financial statements, and we do not expect to adopt any significant changes at this time.

Management's Discussion and Analysis
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2023, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for the past year as comparison:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23
(in millions of United States dollars except for per share amounts)	(1)			(2)
Total revenue	$79.0	$74.3	$82.7	$76.5	$80.0	$71.2	$78.0	$82.2
Cost of product and parts revenue	$63.3	$64.2	$73.4	$66.6	$69.5	$59.9	$73.5	$68.9
Gross margin	$15.7	$10.1	$9.3	$9.9	$10.5	$11.3	$4.5	$13.3
Gross margin percentage	19.9%	13.6%	11.2%	12.9%	13.1%	15.9%	5.8%	16.2%
Net income (loss)	$17.2	$(5.8)	$5.4	$7.7	$(11.6)	$(11.9)	$(16.9)	$(10.6)
EBITDA (3)	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)	$(6.3)
Adjusted EBITDA (3)	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)	$(12.9)	$(4.5)
U.S. dollar to Euro average exchange rate	0.83	0.85	0.87	0.89	0.94	0.99	0.98	0.93
U.S. dollar to Canadian dollar average exchange rate	1.23	1.26	1.26	1.27	1.28	1.31	1.36	1.35
Earnings (loss) per share
Basic	$0.11	$(0.03)	$0.04	$0.05	$(0.07)	$(0.07)	$(0.10)	$(0.06)
Diluted	$0.11	$(0.03)	$0.03	$0.04	$(0.06)	$(0.07)	$(0.10)	$(0.06)

Notes

(1) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako.

(2) During the first quarter of 2022, we recorded a $19.1 million gain on sale of investment from the sale of our interest in CWI and the monetization of the related intellectual property.

(3) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Non-GAAP Financial Measures:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23
Revenue	$76.5	$80.0	$71.2	$78.0	$82.2
Less: Cost of revenue	66.6	69.5	59.9	73.5	68.9
Gross margin	$9.9	10.5	11.3	4.5	13.3
Gross margin %	12.9%	13.1%	15.9%	5.8%	16.2%

	March 31, 2023	December 31, 2022
(in millions of U.S. dollars)
Accounts receivable	$102.5	$101.6
Inventories	82.8	81.6
Prepaid expenses	9.3	7.8
Accounts payable and accrued liabilities	(99.3)	(98.8)
Current portion of operating lease liabilities	(3.5)	(3.4)
Current portion of warranty liability	(10.0)	(11.3)
Net working capital	$81.8	$77.5

Management's Discussion and Analysis

	March 31, 2023	December 31, 2022
(in millions of U.S. dollars)
Total liabilities	$203.2	$203.5
Less:
Total current liabilities	135.6	135.5
Long-term debt	30.0	32.2
Long-term royalty payable	4.6	4.4
Non-current liabilities	$33.0	$31.4

EBIT and EBITDA

Three months ended	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23
Income (loss) before income taxes	$9.1	$(5.4)	$4.6	$7.6	$(11.5)	$(11.0)	$(16.4)	$(9.7)
Interest expense, net (1)	1.1	0.9	0.3	1.0	0.7	0.2	0.1	0.4
EBIT	10.2	(4.5)	4.9	8.6	(10.8)	(10.8)	(16.3)	(9.3)
Depreciation and amortization	3.7	3.3	3.5	3.1	3.1	2.8	2.8	3.0
EBITDA	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)	$(6.3)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Adjusted EBITDA

Three months ended	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23
EBITDA	$13.9	$(1.2)	$8.4	$11.7	$(7.7)	$(8.0)	$(13.5)	$(6.3)
Stock based compensation	0.5	0.7	0.6	0.5	0.9	0.8	0.2	0.7
Unrealized foreign exchange (gain) loss	(2.3)	(0.9)	0.5	0.8	2.5	2.7	0.4	1.1
Asset impairment	—	—	0.5	—	—	—	—	—
Bargain purchase gain	(5.9)	—	—	—	—	—	—	—
Gain on sale of investment	—	—	—	(19.1)	—	—	—	—
Adjusted EBITDA	$6.2	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)	$(12.9)	$(4.5)